Digital Ally, Inc.

14001 Marshall Drive

Lenexa, KS 66215

February 6, 2025

Via EDGAR

Jenny O’Shanick and Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Digital Ally, Inc.
Registration Statement on Form S-1
Filed January 24, 2025
File No. 333-284448

Ladies and Gentlemen:

This correspondence responds to the verbal comments received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-mentioned Registration Statement on Form S-1 filed on January 24, 2025 (the “Registration Statement”) by Digital Ally, Inc. (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with the comments followed by our responses. We are concurrently filing with this letter Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”).

Registration Statement on Form S-1

General

1.	We note that you incorporate information by reference into your registration statement. However, since you have not filed your Form 10-K for the fiscal year ended December 31, 2024, you are not eligible to incorporate by reference. See General Instruction VII.C of Form S-1. Please amend the registration statement to either remove references to incorporation by reference or file your Form 10-K for the fiscal year ended December 31, 2024, and update accordingly.

Response: In response to the Staff’s comment, we respectfully submit that we have removed references to incorporation by reference in Amendment No. 1.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Joseph E. Segilia, Esq. at (212) 660-3027 or jsegilia@sullivanlaw.com.

Very truly yours,

/s/ Stanton E. Ross
Stanton E. Ross
Chairman and Chief Executive Officer
Digital Ally, Inc.

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP Joseph E. Segilia, Esq., Sullivan & Worcester LLP Aaron M. Schleicher, Esq., Sullivan & Worcester LLP